Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As of June 30, 2024, and for the Six Months then Ended

Cautionary Statement Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our dependence on enrollment of patients in our clinical trials in order to continue development of our product candidates;

●	the outcomes of our anticipated interim analysis in our SHIELD II clinical trial;

●	our ability to raise capital through the issuance of securities;

●	our ability to advance the development of our product candidates, including the anticipated starting and ending dates of our anticipated clinical trials;

●	our assessment of the potential of our product candidates to treat certain indications;

●	our ability to successfully receive approvals from the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or other applicable regulatory bodies, including approval to conduct clinical trials, the scope of those trials and the prospects for regulatory approval of, or other regulatory action with respect to our product candidates, including the regulatory pathway to be designated to our product candidates;

●	the regulatory environment and changes in the health policies and regimes in the countries in which we operate, including the impact of any changes in regulation and legislation that could affect the pharmaceutical industry;

●	our ability to commercialize our existing product candidates and future sales of our existing product candidates or any other future potential product candidates;

●	our ability to meet our expectations regarding the commercial supply of our product candidates;

●	the overall global economic environment;

●	the potential impact of the COVID-19 pandemic on the territories in which the Company operates;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy; and

●	litigation.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2023, or our Annual Report, which was filed with the Securities and Exchange Commission, or the SEC, on March 6, 2024, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Unless otherwise indicated, all references to “Company,” “we,” “our” and “PolyPid” refer to PolyPid Ltd., its wholly owned subsidiaries, PolyPid Inc., a Delaware corporation, and PolyPid Pharma SRL, a company organized and existing under the laws of Romania. References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “shekel,” “Israeli shekel” and “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, no par value. We report our financial statements in accordance with generally accepted accounting principles in the United States.

Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in our Annual Report, as well as our unaudited condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2024, included elsewhere in this Report on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

Overview

Since our inception in 2008, we have incurred significant operating losses. Our operating losses for the six months ended June 30, 2023 and 2024 were $11.6 million and $12.4 million, respectively. As of June 30, 2024, we had an accumulated deficit of $251.1 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future, and our losses may fluctuate significantly from year to year. We anticipate we will continue to incur expenses in connection with our ongoing activities, as we:

●	continue clinical development of D-PLEX100, including our SHIELD II Phase 3 clinical trial for the prevention of SSIs in patients undergoing abdominal colorectal surgery with large incisions;

●	file New Drug Applications, or NDAs, seeking regulatory approval for D-PLEX100 pursuant to the FDA’s Section 505(b)(2) regulatory pathway in the United States and the hybrid application pathway in the European Union;

●	continue to invest in the preclinical research and development of OncoPLEX and any other future product candidates;

●	continue to invest in our manufacturing facility and complete commercial process validation for the facility;

●	establish commercial infrastructure to support the marketing, sale and distribution of D-PLEX100 if it receives regulatory approval;

●	hire field and office-based employees to prepare for and launch any approved product;

●	hire additional research and development and general and administrative personnel to support our operations;

●	maintain, expand and protect our intellectual property portfolio; and

●	incur additional costs associated with operating as a public company.

We do not have any product candidates approved for sale and have not generated any revenue from product sales.

Results of Operations

Comparison of the Six months Ended June 30, 2023 and 2024

The following table summarizes our results of operations for the six months ended June 30, 2023 and 2024:

	Six months Ended June 30,
	2023	2024
	(in thousands)
Research and development, net	$7,754	$9,810
Marketing and business development	742	501
General and administrative	3,112	2,111
Operating loss	11,608	12,422
Financial expense, net	262	311
Loss before income tax	$11,870	$12,733
Income tax expense	35	9
Net loss	$11,905	$12,742

Research and Development, Net

Research and development, net increased by $2.1 million for the six months ended June 30, 2024, compared to the six months ended June 30, 2023. This increase was primarily related to an increase of $2.7 million in costs related to the ongoing SHIELD II trial and an increase of $0.1 million in our manufacturing facility expenses. These increases were offset by a decrease of $0.4 million in research and development costs related to D-PLEX100 and OncoPLEX, a decrease of $0.1 million in personnel costs and a decrease of $0.2 million in non-cash share-based compensation.

Marketing and business development

Marketing and business development decreased by $0.2 million for the six months ended June 30, 2024, compared to the six months ended June 30, 2023. This decrease was primarily related to a decrease of $0.1 million in pre-commercialization activities for the product candidate D-PLEX100, and a decrease of $0.1 million in personnel costs and non-cash share-based compensation.

General and Administrative

General and administrative decreased by $1.0 million for the six months ended June 30, 2024, compared to the six months ended June 30, 2023. This decrease was primarily related to a decrease of $0.2 million in directors’ and officers’ insurance premiums, a decrease of $0.3 million in personnel costs and a decrease of $0.3 million in non-cash share-based compensation and a decrease of $0.2 million in professional services costs.

Financial Expense, Net

Financial expense, net generally remained unchanged for the six months ended June 30, 2024, compared to the six months ended June 30, 2023.

Net loss

Net loss increased by $0.8 million for the six months ended June 30, 2024, compared to the six months ended June 30, 2023. This increase was primarily related to the increase in research and development, net of $2.1 million, offset by a decrease in general and administrative of $1.0 million and a decrease in marketing and business development costs of $0.2 million.

Qualitative and Quantitative Disclosures about Market Risk

Foreign Currency Exchange Risk

We operate primarily in Israel, and approximately 50% of our expenses are denominated in NIS. We are therefore exposed to market risk, which represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. We are subject to fluctuations in foreign currency rates in connection with these arrangements. Changes of 5% and 10% in the U.S. dollar/NIS exchange rate would have increased/decreased operating expenses by approximately 1.2% and 2.4%, respectively, during the six months ended June 30, 2024.

We currently partially hedge our foreign currency exchange rate risk to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

Interest Rate Risk

At present, our investments consist primarily of cash and cash equivalents and short-term deposits. We may invest in investment-grade marketable securities with maturities of up to three years, including commercial paper, money market funds, and government/non-government debt securities. The primary objective of our investment activities is to preserve principal while maximizing the income that we receive from our investments without significantly increasing risk and loss. Our investments may be exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments, if any.

Inflation-Related Risks

Inflation generally affects us by increasing our NIS-denominated expenses, including salaries and benefits, as well as facility rental costs and payment to local suppliers. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the six months ended June 30, 2024, but we continue to monitor these closely.

JOBS Act Transition Period

Section 107 of the Jumpstart Our Business Startups Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of our financials to those of other public companies more difficult.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have not generated any revenue and have incurred operating losses and negative cash flows from our operations.

On April 5, 2022, we entered into a loan agreement, or the Loan Agreement, for up to $15 million with Kreos Capital VI (Expert Fund) LP, or Kreos. The Loan Agreement is comprised of three tranches in the amount of $10 million, $2.5 million, and $2.5 million, respectively. Drawdown of the first tranche was available upon the execution of the Loan Agreement. The second tranche of $2.5 million was available after we met the second tranche milestone in May 2022. The first tranche in the amount of $10 million was drawn on April 26, 2022. The issuance costs due to the Loan Agreement amounted to $0.2 million and the second tranche in the amount of $2.5 million was drawn on July 19, 2022. The third and final tranche of $2.5 million will not be drawn since the third tranche milestone has not been met.

The Loan Agreement provides for interest-only repayments of the first tranche until December 31, 2022, followed by 36 equal monthly repayments of principal and interest. For the second tranche, we will make repayments of interest only until August 31, 2023, followed by 33 equal monthly repayments of principal and interest. The senior secured loan initially bears interest at a rate of 9.25%. The loan is prepayable in full, at any time at our option. The loan is secured by our owned equipment, intellectual property and all shares we hold in PolyPid Inc. and PolyPid Pharma SRL. Additionally, PolyPid Inc. entered into a guaranty agreement with Kreos, all as security for monies borrowed by us under the Loan Agreement.

On March 29, 2023 and August 1, 2024, we entered into amendments to the Loan Agreement. Pursuant to the most recent amendment, 60% of the remaining principal and interest repayments will be delayed and repaid on a monthly equal basis from April 2025. The amended secured loan now bears interest at a rate of 12.00%, and we will pay a restructuring fee to Kreos of $125,000. In return for this additional deferral of repayment, Kreos has the right to receive a potential claw back payment on account of the then outstanding principal amount. This claw back mechanism will be triggered by additional incoming funds from future partnership agreement or additional financing. The claw back will not exceed $4.5 million. As of June 30, 2024, the Company has paid $1.5 million of the claw back.

As part of the recent amendment, we issued to Kreos a warrant to purchase 40,000 ordinary shares of the Company at an exercise price of $3.61 per share. Following the execution of the recent amendment, Kreos holds warrants to purchase a total of 46,491 ordinary shares of the Company, as follows: (i) 6,491 shares at an exercise price of $12.60 per share; and (ii) 40,000 shares at an exercise price of $3.61 per share. The expiration date for each warrant issued is seven years from the respective issuance date.

In March 2023, we completed an offering, or the March 2023 Offering, pursuant to which we sold 488,667 Ordinary Shares at a public offering price of $12.60 per share, for total gross proceeds of $6.2 million. In addition, we granted to the underwriter a 30-day option to purchase up to an additional 15% of the Ordinary Shares offered in the Offering at the public offering price, less underwriting discounts and commissions. The underwriter exercised its option in full at the closing of the Offering. The securities were offered by us pursuant to a “shelf” under the F-3. Concurrently with the March 2023 Offering, we entered into a private placement with some of our existing shareholders, pursuant to which we issued pre-funded warrants, or the Pre-Funded Warrants, to acquire an aggregate of up to 345,238 Ordinary Shares for total gross proceeds of $4.4 million. The exercise price per Pre-Funded Warrant is $0.003 per Ordinary Share. Exercise of the Pre-Funded Warrants was subject to an increase in our authorized share capital. We held an annual and extraordinary general meeting of shareholders on May 5, 2023 under which we obtained shareholders’ approval to increase the number of our authorized share capital. On May 11, 2023, all of the Pre-Funded Warrants were exercised into 345,151 Ordinary shares on a cashless basis.

On January 4, 2024, we entered into a definitive securities purchase agreement, or the January Securities Purchase Agreement, for a private placement financing. Pursuant to the January Securities Purchase Agreement, on January 9, 2024, certain investors purchased 3,143,693 of our Ordinary Shares at a purchase price of $4.81 per share, pre-funded warrants to purchase up to 227,619 Ordinary Shares at an exercise price of $0.0001 and warrants to purchase up to 3,371,312 Ordinary Shares at an exercise price of $5.50 per share. The pre-funded warrants do not expire and the warrants expire upon the earlier of two years from the date of issuance and 10 trading days following the Company’s announcement of the positive recommendation by Data Safety Monitoring Board regarding the Company’s unblinded interim analysis in the SHIELD II Phase 3 trial of D-PLEX100 resulting in the stopping of the trial due to positive efficacy. The offering resulted in net proceeds of approximately $15.0 million. Exercise of the warrants in full would result in an additional $18.5 million in gross proceeds. We intend to use the net proceeds from the sale of the securities for our ongoing SHIELD II phase 3 clinical trial for the prevention of SSIs in patients undergoing abdominal colorectal surgery with large incisions, working capital and general corporate purposes.

On August 1, 2024, we entered into a definitive securities purchase agreement, or the August Securities Purchase Agreement, for a private placement financing, or the August 2024 Private Placement. Pursuant to the August Securities Purchase Agreement, on August 6, 2024, certain investors purchased 2,006,226 of our Ordinary Shares at a purchase price of $3.61 per share, pre-funded warrants to purchase up to 229,231 Ordinary Shares at an exercise price of $0.0001 and warrants to purchase up to 1,676,588 Ordinary Shares at an exercise price of $3.61 per share. The pre-funded warrants do not expire and the warrants expire upon the earlier of two years from the date of issuance and 10 trading days following our announcement of the recommendation by Data Safety Monitoring Board regarding our unblinded interim analysis in its SHIELD II Phase 3 trial of D-PLEX100 resulting in either the stopping of the trial due to positive efficacy, or continuation to planned patient recruitment (up to 630 subjects). The offering resulted in net proceeds of approximately $7.5 million. Exercise of the warrants in full would result in an additional $6.1 million in gross proceeds. We intend to use the net proceeds from the sale of the securities for our ongoing SHIELD II phase 3 clinical trial for the prevention of surgical site infections in patients undergoing abdominal colorectal surgery, working capital and general corporate purposes.

As of June 30, 2024, we had $9.3 million in cash and cash equivalents and short-term deposits.

Cash Flows

The following table provides information regarding our cash flows for the periods indicated:

	Six Months Ended June 30,
	2023	2024
	(in thousands)
Net cash used in operating activities	$(8,281)	$(8,494)
Net cash provided by (used in) investing activities	(7,863)	(6,210)
Net cash provided by financing activities	10,976	12,502
Net increase (decrease) in cash, cash equivalents and restricted cash	$(5,168)	$(2,202)

Operating Activities

Net cash used in operating activities related primarily to our net losses adjusted for non-cash charges and measurements and changes in components of working capital. Adjustments to net loss for non-cash items mainly included depreciation, remeasurement of pre-funded warrants and share-based compensation.

Net cash used in operating activities was $8.5 million for the six months ended June 30, 2024, as compared to $8.3 million for the six months ended June 30, 2023. This increase was primarily related to the ongoing SHIELD II Phase 3 clinical trials in abdominal colorectal surgery with large incisions.

Investing Activities

Net cash used in investing activities related primarily to the purchase and release of short-term deposits and the acquisition of laboratory equipment, office equipment and furniture and leasehold improvements.

Net cash used in investing activities was $6.2 million for the six months ended June 30, 2024, as compared to net cash used in investing activities of $7.9 million for the six months ended June 30, 2023. This change in net cash used in investing activities primarily related to change in short-term deposits, net.

Financing Activities

Net cash provided by financing activities was $12.5 million for the six months ended June 30, 2024, as compared to $11.0 million for the six months ended June 30, 2023. The increase in net cash provided by financing activities is primarily related to the net proceeds from the January 2024 Private Placement offset by the repayments of the loan provided by Kreos.

Current Outlook

To date, we have not generated any revenues from the commercial sale of our product candidates, and we do not expect to generate revenue for at least the next few years. We expect to continue to incur expenses in connection with our ongoing activities, particularly as we continue to conduct clinical trials and seek marketing approval for our product candidates, and as we continue the research and development of our other existing and future product candidates. In addition, if we obtain marketing approval for any product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of potential collaborators. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations.

We expect that our existing cash and cash equivalents and short-term deposits will enable us to fund our operating expenses and capital expenditure requirements into first quarter of 2025. We anticipate that we will need to raise additional capital in order to complete our clinical and regulatory program for D-PLEX100 towards potential NDA submission, including the SHIELD II clinical trial, as well as continue to invest in the research and development of OncoPLEX and any other future product candidates. If we are unable to raise additional capital when desired, our business, operating results, and financial condition would be adversely affected, and there is substantial doubt about our ability to continue as a going concern. We had a shareholders’ equity of $1.6 million as of June 30, 2024, and negative operating cash flows in recent years. As of August 11, 2024, however, our shareholders’ equity is approximately $7 million following the completion of the August 2024 Private Placement. We expect to continue incurring losses and negative cash flows from operations until our products reach commercial profitability. Our plans to reduce the going concern risk include the continued commercialization of our products, maintaining cost efficiency and raising capital through the sale of additional equity securities, debt or capital inflows from strategic partnerships.

Our future capital requirements will depend on many factors, including:

●	the scope, progress, results and costs of our ongoing clinical trial;

●	the costs, timing and outcome of regulatory review of D-PLEX100 and any future product candidates;

●	the costs and timing of establishing and validating manufacturing processes and facilities for development and commercialization of D-PLEX100 and any future product candidates, if approved, including our manufacturing facility;

●	the number and development requirements of any future product candidates that we may pursue;

●	the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

●	the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval, which may be affected by market conditions, including obtaining coverage and adequate reimbursement of our product candidates from third-party payors, including government programs and managed care organizations, and competition;

●	our ability to establish and maintain collaborations with biopharmaceutical companies on favorable terms, if at all;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims; and

●	the extent to which we acquire or in-license other product candidates and technologies.

Identifying potential product candidates and conducting clinical trials and preclinical studies is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of product candidates that we do not expect to be commercially available for few years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, grants, collaborations, strategic alliances and licensing arrangements. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Research and development, patents and licenses, etc.

A comprehensive discussion of our research and development, patents and licenses, etc., is included in “Item 5. Operating and Financial Review and Prospects - Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report.

Trend Information

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from product sales for at least the next few years. From inception through June 30, 2024, we incurred $161.4 million in research and development expenses, net to advance the development of our clinical-stage product candidates, as well as other preclinical research and development programs. We expect to continue to incur expenses in connection with our ongoing activities, particularly as we continue to conduct clinical trials and seek marketing approval for our product candidates, and as we continue the research and development of our other existing and future product candidates. In addition, if we obtain marketing approval for any product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of potential collaborators.  For a description of additional factors that may affect our future performance, please see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Current Outlook.”

Critical Accounting Estimates

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, obligations, income and expenses during the reporting periods. In addition to our accounting estimate used in line of credit discussed below, for a comprehensive discussion of our critical accounting estimates please see “Item 5. Operating and Financial Review and Prospects - Management’s Discussion and Analysis of Financial Condition and Results of Operations – E. Critical Accounting Estimates” section in our Annual Report.